April 4, 1997


Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for Stoico Restaurant Group, Inc. and, under the date of January 25, 1997, we reported on the consolidated financial statements of Stoico Restaurant Group, Inc. and subsidiaries as of and for the years ended December 31,1996 and December 26, 1995. On April 1, 1997, our appointment as principal accountants was terminated. We have read Stoico Restaurant Group, Inc.'s statements included under Item 4 of its Form 8-K dated April 4, 1997, and we agree with such statements except that we are not in a position to agree or disagree with Stoico Restaurant Group, Inc.'s statements that the change was recommended by the audit committee and approved by the board of directors and the hiring of the new accountants.


                                  Very truly yours,

                                  /s/ KPMG Peat Marwick LLP

                                  KPMG Peat Marwick LLP